Filed Pursuant to Rule 433

Registration No. 333-132554

February 4, 2009

$750,000,000 5.75% Notes due February 15, 2014

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Expected Ratings:	Aa3 (Moody’s) / AA (S&P)

Size:	$750,000,000

Trade Date:	February 4, 2009

Settlement Date:	February 9, 2009 (T+3)

Maturity:	February 15, 2014

Interest Rate Per Annum:	5.75%

Interest Payment Dates:	Semiannually, on February 15 and August 15 of each year

First Interest Payment Date:	August 15, 2009

Optional Redemption:	Make-whole redemption at any time at a discount rate of Treasury plus 50 bps

Public Offering Price:	99.839%

Treasury Benchmark:	1.75% Notes due 2014

Treasury Benchmark Price:	$99-07+

Treasury Benchmark Yield:	1.912%

Re-offer Spread vs. Treasury:	+ 387.5 bps

Yield to Maturity:	5.787%

Gross Fees	0.455%

Net Proceeds:	$745,380,000

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	30/360

Payment Business Days:	New York

Payment Convention:	Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572Q AD7 / US12572QAD79

Joint Bookrunning Managers:	Banc of America Securities LLC (22.31%) UBS Securities LLC (22.31%) Barclays Capital Inc (11.54%) Lloyds TSB Bank plc (15.38%)

Joint Lead Managers:	BMO Capital Markets Corp. (11.54%) Mitsubishi UFJ Securities International plc (11.54%)

Co-Managers:	Scotia Capital (USA) Inc. (3.85%) PNC Capital Markets LLC (1.54%)

Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884, Barclays Capital Inc toll free 1-888-227-2275 (ext. 2663), or Lloyds TSB Corporate Markets + 44 207 158 2016.

This communication should be read in conjunction with the preliminary prospectus supplement dated February 4, 2009 and the accompanying prospectus dated March 17, 2006.